Exhibit 2.1

Share Purchase Agreement

Buckeye Partners, L.P.

and

VIP Terminals Finance B.V.

For the sale and purchase of 50% of the
issued shares in VIP Terminals Holding B.V.

24 October 2016

AGREED FORM DOCUMENTS

Agreed Form Announcement

Disclosure Letter

Notarial Deed of Transfer

Notary Letter

Q&A Responses

Shareholders’ Agreement

THIS AGREEMENT is made on 24 October 2016

BETWEEN:

(1)                                     VIP TERMINALS FINANCE B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated and existing under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Rotterdam, with registered address at K.P. van der Mandelelaan 130 (3062 MB) Rotterdam, the Netherlands and registered with the trade register at the Chamber of Commerce under number 63877163 (the “Seller”); and

(2)                                     BUCKEYE PARTNERS, L.P., a limited partnership formed and existing under the laws of the State of Delaware, having its principal offices at One Greenway Plaza, Suite 600, Houston, Texas 77046 and registered with the Secretary of State of the State of Delaware as file number 2095929 (the “Buyer”).

THE PARTIES AGREE AS FOLLOWS:

1.                                          DEFINITIONS AND INTERPRETATION

1.1                                   In this agreement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

“ABC Warranties” means the Warranties set out in paragraph 17 of schedule 5;

“Accounts” means the unaudited financial statements of VTTI, prepared in accordance with IFRS, for the accounting reference period ended on the Accounts Date, comprising a consolidated balance sheet, a consolidated profit and loss account, a consolidated statement of recognised income and expenses, a consolidated cash flow statement and notes set out in document 2.2.5.3.2 in the Data Room;

“Accounts Date” means 31 December 2015;

“Advisers” means, in relation to any person, such person’s lawyers, accountants, lenders, bankers or other professional advisers;

“Affiliate” means, with respect to any person, any other person that, directly or indirectly:

(a)                           owns or controls the first person;

(b)                           is owned or controlled by the first person; or

(c)                            is under common ownership or control with the first person,

where “own” means ownership of more than 50 per cent of the equity interests or rights to distributions on account of equity of the person provided that:

(i)                          no Target Group Company shall be considered to be an Affiliate of the Buyer if a member of the Buyer’s Group owns 50% of the Company; and

(ii)                       Vitol and VIP shall be considered to be Affiliates of the Seller and each other.

For the purpose of this definition:

(1)                           a company is directly controlled by another company if that company holds the majority of the voting rights in it, or is a shareholder or member of it and has the right to appoint or remove a majority of its board of directors, or is a shareholder or member of it and controls alone, pursuant to an agreement with other members, a majority of the voting rights in it; and

(2)                           a company is indirectly controlled by another company if a series of companies can be specified, beginning with the latter and ending with the former, which are so related such that each company in the series (except the latter) is directly controlled by one or more of the companies earlier in the series;

and “Control” and “Controlled” shall be construed accordingly;

“Agreed Form Announcement” mean the press release in the agreed terms;

“Business Day” means a day (excluding Saturdays and Sundays) on which banks generally are open in London and Amsterdam for the transaction of normal banking business;

“Buyer’s Group” means the Buyer and its Related Persons;

“Class A Shares” means issued shares with the indication A in the share capital of the Company, with a nominal value € 1.00 each;

“Class B Shares” means issued shares with the indication B in the share capital of the Company, with a nominal value € 1.00 each;

“Company” means VIP Terminals Holding B.V., further details of which are set out in schedule 1;

“Competition Authority” means any antitrust body or other authority which is responsible for applying merger control or other competition or antitrust legislation;

“Completion” means the completion of the transfer of the Shares in accordance with clause 5;

“Completion Date” means the date on which Completion occurs;

“Completion Disclosure Letter” means the letter dated no later than two (2) Business Days before the Completion Date from the Seller to the Buyer relating to the ABC Warranties;

“Completion Obligations” has the meaning given to that term in clause 25.1;

“Conditions” means the conditions set out in clause 3.1;

“Conditions Long Stop Date” means the date falling three months after the date of this agreement or, if the Conditions have not been satisfied by such date, such later date (not being more than six months from the date of this agreement) as the Seller shall notify in writing to the Buyer at any time prior to the date falling three months after the date of this agreement;

“Confidential Information” has the meaning given to that term in clause 10.1;

“Confidentiality Agreement” means the confidentiality undertaking letter entered into between the Buyer and the Seller dated on or about 6 November 2015;

“Consideration” means:

(a)                           US$1,150,000,000; plus

(b)                           an amount equal to three (3) per cent per annum on US$1,150,000,000 calculated from (but excluding) the date falling three (3) months after the date of this agreement to (but excluding) the earlier of (i) the date of Completion and (ii) the date of termination of this agreement;

“Data Room” means the contents of the electronic data room accessible to Buyer or its legal advisers and prepared and maintained by the Company and Intralinks at https://services.intralinks.com/ as at 12.01 am on the date of this agreement, as listed in the Data Room Index;

“Data Room Index” means the index listing the documents contained in the Data Room, a copy of which is annexed to the Disclosure Letter;

“De Brauw” means De Brauw Blackstone Westbroek of Claude Debussylaan 80, 1082 MD Amsterdam, The Netherlands;

“Default Rate” means LIBOR plus four per cent;

“Disclosed Information” means the matters, documents and information referred to in schedule 9;

“Disclosure Letter” means the letter of the same date as this agreement from the Seller to the Buyer, relating to the Warranties, in the agreed terms;

“Documents” has the meaning given to that term in clause 22.3;

“Encumbrance” means any mortgage, charge (whether fixed or floating), pledge, lien, trust, encumbrance, security interest, assignment by way of security or other third party right or interest (legal or equitable) including any right of pre-emption over or in respect of the relevant asset, security or right or any other agreement or arrangement having similar effect;

“Environmental Laws” means any and all laws pertaining to the prevention of pollution, and the environment (including ambient air, surface water, ground water, land, surface or subsurface strata and natural resources) and the investigation, removal and remediation of contamination;

“Environmental Permits” with respect to any person means all environmental permits issued under or otherwise required for such person’s operations to comply with all applicable Environmental Laws;

“Environmental VDD Reports” means the (14) environmental vendor due diligence reports (entitled “Phase I Environmental Site, Assessment and Limited Environmental, Health & Safety Compliance Review”) prepared by Environmental Resources Management dated December — January 2016 and contained in folder 9.1 of the Data Room;

“Excess Amount” has the meaning given to that term in paragraph 4 of schedule 6;

“Existing Finance Arrangements” means: (a) the US$ 270 million revolving facility agreement dated 16 July 2014 between, among others, VTTI, Citibank N.A., London Branch and JPMorgan Chase Bank, N.A., London Branch; (b) the 580 million revolving euro facility agreement dated 26 June 2014 between, among others, VTTI MLP B.V., The Bank of Tokyo-Mitsubishi UFJ, Ltd., Labuan Branch and BNP Paribas; (c) the note purchase agreement dated 15 December 2015 relating to the issue and sale by VTTI MLP B.V. of: (i) US$75 million of 4.53% Series A Senior Unsecured Notes due 15 December 2022; (ii) US$72 million of 4.87% Series B Senior Unsecured Notes due 15 December 2025; (iii) US$98 million of 4.97% Series C Senior Unsecured Notes due 15 December 2027; (iv) US$50 million of 2.50% Series D Senior Unsecured Notes due 15 December 2022; and (v) US$130 million of 2.86% Series E Senior Unsecured Notes due 15 December 2025;

and (d) the loan note issued (i) on 23 March 2010 by Eurotank Holding Sarl to Euromin Holdings (Cyprus) Limited; or (ii) on 9 November 2015 by Eurotank Holding Sarl to Euromin Holdings (Cyprus) Limited (as amended from time to time), in each case as amended from time to time prior to the date of this agreement or after the date of this agreement if they are amended without breaching clause 4;

“FAS” means the Russian Federal Anti-Monopoly Service, including any applicable territorial department thereof;

“FAS Approval” means an approval of the FAS under the Federal Law No. 135-FZ “On Protection of Competition” dated 26 July 2006 (as amended);

“FCPA” has the meaning given to that term in paragraph 17.2 of schedule 5;

“Fundamental Warranties” means the Warranties set out in paragraphs 1, 2, 3.3 and 3.4 of schedule 5;

“Governmental Authority” means any Competition Authority and any other supranational, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any other supranational, governmental, intergovernmental, quasi-governmental authority, body, department or organisation, including the European Union, or any regulatory body appointed by any of the foregoing in each case, in any jurisdiction;

“Government Official” means any officer, officeholder, employee, or representative of a national, state, regional, provincial, city, country or other local government acting in each case acting in an official capacity for or on behalf of a Governmental Authority (including any “foreign official” as defined in the FCPA);

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the rules and regulations promulgated thereunder;

“IFRS” means International Financial Reporting Standards as adopted by the European Union;

“Information Memorandum” means the confidential information memorandum dated November 2015 relating to the Target Group;

“Intellectual Property” means any trademark, service mark, trade name, mask work, invention, patent, trade secret, copyright, know-how (including any registrations or applications for registration of any of the foregoing);

“Joint Venture Company” means the Target Group Companies listed in Part B of schedule 3;

“Key Employee” means (i) any Senior Employee, and (ii) to the extent not a Senior Employee, the Chief Executive Officer, Chief Financial Officer, Chief Operations Officer, Chief Commercial Officer, Head of Business Development and Strategy, Head of Legal and Acting Secretary, Director of Health, Safety and the Environment or Technical Director of VTTI;

“Leakage” has the meaning given to that term in schedule 7;

“Leakage Claim” means any Relevant Claim by the Buyer under clause 6;

“LIBOR” means:

(a)                          the display rate per annum of the offered quotation for deposits in US$ for a period of 90 days which appears on Telerate 3750 (or such other page as the Seller and the Buyer may agree) at or about 11.00 am London time on the date that the relevant payment is due; or

(b)                          if the display rate cannot be determined under paragraph (a) above, the rate determined as if the Seller and the Buyer had specified that the rate for the relevant amount due will be determined on the basis of the rates at which deposits in US$ are offered by Barclays Bank PLC at or about 11.00 am London time for the relevant due date to prime banks in the London Interbank Market for a period of 90 days commencing on the relevant due date for amounts comparable on the payment that is due, and for the purposes of this definition, Telerate Page 3750 means the display designated as Page 3750 on the Telerate Service (or such other pages as may replace page 3750 on that service) or such other service as may be nominated by the British Bankers’ Association (including the Reuters Screen) as the information vendor for the purposes of displaying British Bankers’ Association Interest Settlement Rates for deposits in US$;

“Locked Box Date” means 31 December 2015;

“Management Accounts” means the unaudited financial reports for the period from January 2016 to June 2016 in respect of the Company and VTTI in the agreed terms;

“Management Incentive Arrangements” means the VTTI Energy Partners LP 2014 Long-Term Incentive Plan and any incentive plan (including any equity-based or equity-linked plan and any plan for the issuance of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards) established or adopted from time to time by any member of the Target Group for the benefit of any officers, directors, employees or consultants of any member of the Target Group;

“Management Presentations” means the written presentations made by Representatives and Advisers of the Seller and the management of the Target Group to the Buyer and its Representatives and Advisers in connection with Project Windmill;

“Material Contract” has the meaning given to that term in paragraph 11 of schedule 5;

“Notarial Deed of Transfer” means the notarial deed of transfer in the agreed terms;

“Notary” means civil law notary Constantijn Voogt, or any other civil law notary of De Brauw, or such notary’s substitute;

“Notary Confirmation” has the meaning given to that term in clause 5.2;

“Notary Letter” means the notary letter in the agreed terms;

“Notary’s Account” means the notarial third parties account of the Notary, details of which are set out in the Notary Letter;

“Pension Arrangements” has the meaning given to that term in paragraph 13 of schedule 5;

“Permit” means all registrations, notifications, filings, consents, licences, permits, authorisations and other such approvals made with, or obtained from, any Governmental Authority;

“Permitted Dropdowns” has the meaning given in clause 4.2(f);

“Permitted Leakage” has the meaning given to that term in schedule 7;

“Policies” has the meaning given to that term in paragraph 12 of schedule 5;

“Proceedings” means any proceeding, suit or action arising out of or in connection with this agreement or its subject matter (including its validity, formation at issue, effect, interpretation, performance or termination) or any transaction contemplated by this agreement;

“Property” means land, but not including any chattels on land or any fixtures (including tanks and other equipment, plant, pipelines or machinery) that may be considered to be part of land by reason of being annexed to it;

“Q&A Responses” means the spreadsheet of responses to queries raised by the Buyer, its Representatives and Advisers during the due diligence phase of the transaction relating to the proposed sale of the Shares, in the agreed terms;

“Real Property” means the Property listed in schedule 8;

“Related Persons” means:

(a)                           in the case of a person which is an undertaking, any Affiliate thereof, in each case from time to time;

(b)                           in the case of a person who is an individual, any spouse, domestic partner and/or lineal descendants by blood or adoption or any person or persons acting in its or their capacity as trustee or trustees of a trust of which such individual is the settlor; and

(c)                            in the case of a person which is a partnership, the partners of the person or their nominees or a nominee or trustee for the person, any manager of, general partner of or adviser to the person or any investors in a fund which holds interests directly in the partnership; provided, that no holder of common units in the Buyer shall be deemed a Related Person with respect to the Buyer solely by virtue of its ownership of such common units, provided that, in relation to any person that is an indirect shareholder of the Seller, such person’s Related Persons shall exclude any portfolio companies;

“Relevant Claim” means a claim by the Buyer under or pursuant to the terms of this agreement (including pursuant to the Warranties);

“Relevant Leakage Entity” means:

(a)                           the Seller;

(b)                           the direct or indirect shareholders in the Seller;

(c)                            any Related Person of the Seller or any Related Person of the direct or indirect shareholders in the Seller (in each case other than the Target Group Companies);

(d)                           any person not referred to in (a) to (c) above who has been a direct or indirect shareholder in the Company or VTTI since the Locked Box Date or any Related Person of such person; and

(e)                            Representatives of the Vitol Group (excluding members of the Target Group).

“Representative” means, in relation to any person, such person’s directors, officers and employees;

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” has the meaning given in clause 17.2(b);

“Seller’s Group” means the Seller and its Related Persons (excluding the Target Group);

“Senior Employees” means each employee of a Target Group Company having an annual base salary of 200,000 euro (or its equivalent in any other currency) or more;

“Shareholders’ Agreement” means the shareholders agreement to be entered into on the Completion Date among Seller, Buyer and the Company in relation to the Company and VTTI, in the agreed terms;

“Shares” means 18,000 Class B Shares;

“Subsidiaries” means all those companies listed in schedule 3 (including, for the avoidance of doubt, the Joint Venture Companies listed in part B of Schedule 3), such list being updated at Completion, and “Subsidiary” means any one of them;

“Sum Recovered” has the meaning given to that term in paragraph 6 of schedule 6;

“Target Group” means the Company, VTTI and the Subsidiaries (save that for the purpose of schedule 5 (other than paragraphs 6 and 17 thereof), “Target Group” shall not include the Company) and “Target Group Company” means any one of them;

“Tax” or “Taxation” means any tax, VAT, levy, duty, customs duty, assessment or other charge or withholding of a similar nature, as well as any contribution (including any social security or employee social security scheme) and any interest, penalty, addition or additional amount imposed, assessed or collected by a Tax Authority, including any penalty, interest or costs payable in connection with any failure to pay or any delay in paying any of the same regardless of whether shown as due and owing on any Tax return;

“Tax Authority” means, in any jurisdiction, any tax authority or other authority competent to impose, administer or collect any form of Taxation;

“Tax Warranties” means the Warranties set out in paragraph 6 of schedule 5;

“Third Party” has the meaning given in clause 24.1;

“Third Party Claim” has the meaning given in paragraph 6 of schedule 6;

“Transaction Documents” means (i) this agreement, (ii) the Disclosure Letter, (iii) except for the purposes of clause 17.1(c) and paragraph 4.1(e) of schedule 6, the Shareholders’ Agreement, (iv) the Notarial Deed of Transfer, and (v) the Notary Letter;

“VAT” means in relation to any jurisdiction within the European Union, the value added tax provided for in Directive 2006/112/EC and charged under the provisions of any national legislation implementing that directive or Directive 77/388/EEC together with legislation supplemental thereto and, in relation to any other jurisdiction, the equivalent Tax (if any) in that jurisdiction;

“VDD Reports” means each of the following vendor due diligence reports prepared at the request of the Seller in connection with the Target Group and provided to the Buyer:

(a)                           the legal vendor due diligence report prepared by Skadden, Arps, Slate, Meagher & Flom (UK) LLP dated 22 December 2015;

(b)                           the legal vendor due diligence report prepared by De Brauw dated 13 January 2016 (as amended and extended on 15 October 2016);

(c)                           the financial vendor due diligence report prepared by KPMG dated 13 January 2016 (as amended and extended on 10 October 2016);

(d)                          the tax vendor due diligence report prepared by KPMG dated 13 January 2016  (as amended and extended on 10 October 2016); and

(e)                            the Environmental VDD Reports;

“VIP” means Vitol Investment Partnership Limited, a private company with limited liability incorporated and existing under the laws of Jersey having its registered office at Third Floor, South Tower, 29/31 Esplanade, St Helier, Jersey JE2 0ZS;

“Vitol” means Vitol Holding B.V.;

“Vitol Group” means Vitol and its subsidiaries;

“VTTI” means VTTI B.V. a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated and existing under the laws of the Netherlands, further details of which are set out in schedule 2;

“VTTI MLP” means VTTI Energy Partners LP, a Marshall Islands limited partnership;

“VTTI MLP Partnership Agreement” means the First Amended and Restated Agreement of Limited Partnership of VTTI MLP dated as of 6 August 2014 between VTTI Energy Partners GP LLC, VTTI MLP Partners B.V. and others;

“VTTI MLP SEC Documents” has the meaning given to that term in paragraph 18.1 of schedule 5; and

“Warranties” means the warranties set out in schedule 5.

1.2                                   In this agreement unless otherwise specified, reference to:

(a)                           a document in the “agreed terms” is a reference to that document in the form approved and for the purposes of identification signed by or on behalf of the Seller and the Buyer (or expressly confirmed via e-mail on or about the date of this agreement by Vinson & Elkins RLLP on behalf of the Seller and Latham & Watkins LLP on behalf of the Buyer as being in the agreed terms);

(b)                           “includes” and “including” shall mean including without limitation;

(c)                            a “party” means a party to this agreement and includes its assignees (if any) and, in the case of an individual, to his or her estate and personal representatives;

(d)                           a “person” includes any person, individual, company, firm, corporation, government, state or agency of a state or any undertaking (whether or not having separate legal personality and irrespective of the jurisdiction in or under the law of which it was incorporated or exists);

(e)                            a “statute” or “statutory instrument” or “accounting standard” or any of their provisions is to be construed as a reference to that statute or statutory instrument or accounting standard or such provision as the same may have been amended or re-enacted before the date of this agreement;

(f)                             the expression “undertaking” shall have the meaning given in sections 1161 of the Companies Act 2006 and the expression “subsidiary” shall have the meaning given in section 1159 of the Companies Act 2006;

(g)                           any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates the English legal term in that jurisdiction and references to any English statute or enactment shall be deemed to include any equivalent or analogous laws or rules in any other jurisdiction;

(h)                          “clauses”, “paragraphs” or “schedules” are to clauses and paragraphs of and schedules to this agreement;

(i)                               “writing” includes any reasonable and customary method of representing words in a legible form on paper or electronically transmitted in portable document format, in each case delivered in accordance with clause 21;

(j)                              words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all genders;

(k)                           the time of day is reference to time in London, England;

(l)                               “so far as the Seller is aware” or other references to the knowledge, belief or awareness of the Seller (or similar phrases) shall mean the actual knowledge at the date of this agreement (save in relation to the ABC Warranties when repeated at Completion where it shall mean the actual knowledge at the date of Completion) of Javed Ahmed, Magdalena Bujnowska and Francis Brenner having made reasonable enquiry of Robert Nijst, Robert Abbott, Wendy Guepin, Margit Blok (in relation to the Warranties set out in paragraph 15 of schedule 5 only) and the thirteen (13) “General Managers” within the Target Group (in relation to the ABC Warranties only);

(m)                       references to the knowledge, belief or awareness of the Buyer (or similar phrases) shall mean the actual knowledge at the date of this agreement of Khalid Muslih, Chris Pine, Keith Glickert, Todd Russo, Evan Hofmann, William Hollis and Meridith Wilson; and

(n)                           for the purposes of determining 2,500,000 euro, 1,000,000 euro or US$1,000,000 thresholds in the Warranties set out in paragraph 11 of schedule 5, the value shall be determined by reference to the remaining value, consideration or turnover (as opposed to the original value, consideration or turnover) of the relevant contract as at the date of this agreement.

1.3                                   If under this agreement the Seller is required to cause or procure that a Joint Venture Company take or omit to take any action, the Seller shall be taken to have satisfied its obligation to do so if it exercises its rights (including voting rights) as a shareholder of the Company so as to seek to procure, so far as it is able, that the relevant Target Group Company that holds shares in such Joint Venture Company, so far as it is able, exercises its rights (including voting rights) as a shareholder of the Joint Venture Company and directs its nominees to exercise their votes as members of the board of the relevant Joint Venture Company.

1.4                                   All payments payable under any Transaction Document shall be exclusive of any applicable VAT which the relevant payer shall pay in addition to such payments in the manner required by applicable law; however, references to “costs” and/or “expenses” incurred by a person shall not include any amount in respect of VAT comprised in such costs or expenses for which either that person or, if relevant, any other member of the group to which that person belongs for VAT purposes is entitled to credit or repayment as VAT input tax under any applicable provisions.

1.5                                   The schedules form part of the operative provisions of this agreement and references to this agreement shall, unless the context otherwise requires, include references to the schedules.

1.6                               The index to and the headings in this agreement are for information only and are to be ignored in construing it.

2.                                          SALE AND PURCHASE

2.1                                   Upon the terms and subject to the conditions of this agreement, the Seller hereby sells and the Buyer hereby purchases the Shares, with economic effect from Completion, free from any Encumbrance, together with all accrued benefits and rights attached thereto.

2.2                                   The consideration for the sale of the Shares shall be the Consideration which shall be satisfied upon Completion in accordance with clause 5.

2.3                                   The Seller waives or agrees to procure the waiver of any rights or restrictions conferred upon it in relation to the transfer of the Shares hereunder under the articles of association of the Company or otherwise.

2.4                                   Any payment due in respect of any claim under this agreement (including pursuant to clause 6 and paragraph 4.3 of schedule 6) shall for all purposes be deemed to be and shall take effect as an adjustment to the Consideration for the Shares.

3.                                          CONDITIONS

3.1                                   Subject to clause 3.2, Completion is conditional upon the fulfilment of each of the Conditions as follows:

(a)                           any waiting period applicable to the transfer of Shares contemplated by this agreement under the HSR Act having been terminated or expired; and

(b)                           FAS Approval of the transfer of Shares contemplated by this agreement.

3.2                                   The Conditions contained in clause 3.1 may only be waived by both the Seller and the Buyer agreeing to such waiver in writing.

3.3                                   The Buyer undertakes to use its best endeavours to procure the fulfilment of the Conditions set out in clause 3.1 as soon as possible and in any event by no later than the Conditions Long Stop Date.

3.4                                   Each of the parties agrees that it shall, and the Seller agrees that upon a request from the Buyer it shall procure that the Target Group shall, promptly co-operate with, and provide all necessary information and other assistance reasonably required by such other party in connection with the satisfaction of the Conditions, including for the purposes of the provision of such information to any Governmental Authority as shall be necessary in connection with the satisfaction of the Conditions.

3.5                                   Without prejudice to the generality of the Buyer’s obligations under clauses 3.3 and 3.4, subject to clause 3.6, the Buyer shall be primarily responsible for preparing the clearance applications and filings contemplated or required to be made to obtain all consents, approvals or authorisations of any Governmental Authority which are required in order to satisfy or fulfil the Conditions and shall, as soon as possible after the date of this agreement, take all steps necessary to obtain such consents, approvals or authorisations including:

(a)                          preparing and submitting to all relevant Governmental Authorities as soon as practicable after the date of this agreement and in any event within five Business Days of the date hereof, all documents, registrations, statements, petitions, filings, applications and other information which are to be prepared and filed in order to satisfy the Conditions and making payment of any filing fees assessed by any Governmental Authorities in connection therewith;

(b)                          not entering into (and procuring that no member of the Buyer’s Group enters into) any other agreement or arrangement which may delay, impede or prejudice the fulfilment of the Conditions;

(c)                            as soon as reasonably practicable providing the Seller with notification (and, where in writing, a copy) of any material communication (whether written or oral) received from any Governmental Authority; and

(d)                           providing the Seller (or advisers nominated by the Seller) with:

(i)                               a reasonable opportunity to review and comment on any drafts of notifications and communications proposed to be submitted to any Governmental Authority before they are so submitted;

(ii)                            the opportunity to participate in all material meetings, conference calls or other discussions relating to the satisfaction of the Conditions (save to the extent that (1) such Governmental Authority expressly requests that the Seller shall not attend or be represented, or (2) such meetings or discussions are of a confidential nature to the Buyer); and

(iii)                         final submissions to any Governmental Authority as soon as reasonably practicable after being sent (save that business secrets of the Buyer and other confidential material may be redacted to the extent the Buyer acts reasonably in identifying such material for redaction); provided, further, however, that Buyer shall be solely responsible for the content of any substantive communications with any Governmental Authority to the extent it relates to the Buyer (and not the Seller’s Group or Target Group).

3.6                                   The Seller shall comply with clauses 3.5(a) (excluding in relation to obtaining the FAS Approval), 3.5(b) (excluding in relation to obtaining the FAS Approval), 3.5(c) and 3.5(d) mutatis mutandis in relation to its filing of its clearance application under the HSR Act and to obtain the FAS Approval as if references to the Buyer were references to the Seller (and vice versa).

3.7                                   Notwithstanding any other provision of this agreement, in complying with its obligations pursuant to this clause 3, the Buyer shall not in any circumstances (x) be required to restructure or divest the activities of any member of the Buyer’s Group or its own business, activities or assets or (y) offer or agree to provide any undertaking or commitment that relates to any member of the Target Group or any of their respective business, activities or assets.

3.8                                   The Buyer shall keep the Seller advised of the progress towards the satisfaction of the Conditions and as soon as reasonably practicable after becoming aware of a fact or circumstance that might prevent the Conditions being satisfied each party shall inform the other of such fact or circumstance.

3.9                                   If all of the Conditions (save for those compliance with which has been waived in accordance with the terms of this agreement) have not been fulfilled on or before the Conditions Long Stop Date this agreement shall terminate with effect from that date.

3.10                            If this agreement terminates in accordance with clause 3.9 or is terminated in accordance with clause 5.5 then the obligations of the parties under this agreement, other than under this clause 3.10 and under clauses 10, 11, 12 and 17 to 25 (inclusive) shall automatically terminate save that the rights and liabilities of the parties which have accrued prior to termination shall continue to subsist.

4.                                          PERIOD TO COMPLETION

4.1                                   Subject to clause 4.2, the Seller undertakes with the Buyer to exercise all its rights (including its votes as shareholder in or as directors of the Company) to procure (so far as it is reasonably able) (i) that the Target Group will continue to operate its business in the ordinary course materially consistent with past practice followed during the twelve-month period ending on the Accounts Date and (ii) that:

(a)                           the Company and VTTI will not:

(i)                               declare, pay nor make a dividend or distribution; or

(ii)                            pass any resolution to liquidate any Target Group Company; and

(b)                           no Target Group Company will:

(i)                               create, issue or redeem any class of share or other securities, including bonds and warrants, in a Target Group Company;

(ii)                            permit to be made any material alterations to the articles of association (or equivalent documents) of a Target Group Company;

(iii)                         consolidate, subdivide or convert any of the shares or other securities in a Target Group Company or materially alter any of the rights attached to such shares or other securities;

(iv)                        save for in relation to transactions with a value less than US$25,000,000, merge or consolidate any Target Group Company with any other person;

(v)                           save for in relation to transactions with a value less than US$25,000,000, permit or make any sale, transfer, assignment or disposal of assets or shares or other securities in any Target Group Company (or grant to any person any option or right to call for the transfer of any such assets or shares or other securities);

(vi)                        enter into or materially modify or amend any contract (or series of related contracts) with a value exceeding US$20,000,000;

(vii)                     enter into or materially modify or amend a non-compete provision of any Material Contract (or contract that would have been a Material Contract if entered into prior to the date of this agreement) where such non-compete provision materially restricts the Target Group competing against a competitor in a material jurisdiction in which the Target Group operates at the date of this agreement;

(viii)                  enter into or materially amend or modify any contract with Vitol or any of its subsidiaries other than on an arm’s length basis;

(ix)                        terminate the employment of any Key Employee other than for just cause, breach of their employment agreement or in the ordinary course of business, or employ any additional person who would be deemed a Key Employee, or hire any additional person who would become a Key Employee, in each case other than in the ordinary course of business;

(x)                          make any material change in (i) the Management Incentive Arrangements (excluding local operator or local level incentive schemes or plans), (ii) the terms and conditions of employment of any of its Key Employees, or (iii) the terms on which any of the Key Employees are entitled to pension or other benefits, in each case other than salary reviews in the ordinary course of business or pursuant to exiting entitlements as at the date of this agreement;

(xi)                       pay any of the Key Employees bonuses or other discretionary amounts (other than salary reviews in the ordinary course of business or pursuant to exiting entitlements as at the date of this agreement);

(xii)                     make any material change to accounting policies of the Target Group, other than changes that arise out of changes in law or regulation or the requirements of any Governmental Authority or are required by IFRS or other relevant accounting principles or standards;

(xiii)                  commence or settle any litigation proceedings for a sum exceeding US$25,000,000;

(xiv)                 incur, or enter into or materially modify or amend any contract that would require the incurrence of, any capital expenditure (or series of related capital expenditures) in excess of US$25,000,000;

(xv)                    create, incur, guarantee, assume or otherwise be liable in relation to a third party with respect to any indebtedness in the nature of borrowings or make any investment with a value, in each case exceeding US$25,000,000; or

(xvi)                 make or materially change any material election relating to Taxes of the Group (including the tax classification of any Target Group Company for U.S. federal income purposes), other than required to comply with clause 4.4.

4.2                                   Clause 4.1 shall not restrict or prevent any of the following (including exercise by the Seller of its rights (including voting rights) as a shareholder in the Company in respect of any of the following):

(a)                           any act or matter undertaken at the written request of the Buyer or with its prior written approval (such approval not to be unreasonably withheld or delayed) PROVIDED THAT the Buyer shall be deemed to have given its approval if the Buyer does not respond to a request for approval within five (5) Business Days of a written request;

(b)                           the completion or performance of any obligations undertaken pursuant to any contract or arrangement entered into by any Target Group Company prior to the date of this agreement;

(c)                            any act or matter reasonably undertaken by a Target Group Company in the event of an emergency with the intention of minimising any adverse effect thereof, provided that, to the extent legally permitted, the Seller informs the Buyer of any such situation as soon as reasonably practicable;

(d)                           any act or conduct which any Target Group Company is required to take, or omit to take, as a result of, or in order to comply with, any applicable law or regulation or the requirements of any Governmental Authority, the terms or conditions of any Permit or, to the extent in existence as of the date of this agreement (or amended or entered into after the date of this agreement without breaching clause 4), any financial obligation;

(e)                            any act or conduct taken by any member of the Target Group in connection with any transfer of assets (including shares) and/or liabilities between members of the Target Group (or any other transaction between members of the Target Group), excluding any transfers of assets or shares to VTTI MLP or its subsidiary undertakings with a value in excess of US$25,000,000 that are not permitted under clause 4.2(f);

(f)                            any transfer of assets or shares from one or more Target Group Companies to VTTI MLP or its subsidiary undertakings that has been notified to and been the subject of prior consultation with the Buyer, and that is approved in accordance with the terms of the VTTI MLP Partnership Agreement (including any related financing of such transactions), provided that the aggregate value of the assets or shares transferred (including assumed debt) does not exceed US$175,000,000 (or, if the Conditions Long Stop Date is extended in accordance with this agreement, US$225,000,000) in the aggregate (“Permitted Dropdowns”);

(g)                           any drawdowns under Existing Finance Arrangements;

(h)                           any increase in emoluments of any category of employees of any Target Group Company where such increase is made in accordance with the normal and usual practice of the relevant employing Target Group Company (which the Seller shall notify to the Buyer as soon as reasonably possible), provided that such increase does not exceed 5% in aggregate across such category of employees compared to the aggregate emoluments of such category of employees as at the date of this agreement;

(i)                               the grant of any awards or rights pursuant to any Management Incentive Arrangements existing at the date of this agreement consistent with the Target Group’s past practice in the prior 12 months;

(j)                              enter into or modify any Permitted Related Party Transactions (as such term is defined in the Shareholders’ Agreement) under paragraph (d) of the definition of Permitted Related Party Transactions in the Shareholders’ Agreement;

(k)                           in the event that any of the Target Group’s contracts are terminated or expire prior to Completion (“Replacement Contracts”), entering into replacement contracts (or series of related contracts) with a member of the Seller’s Group on terms and conditions that are not materially less favourable overall from the perspective of the Target Group to the terms and conditions of the Replacement Contracts;

(l)                               any matter expressly permitted or contemplated by this agreement or any other Transaction Document, including the transactions contemplated by Permitted Leakage (including, to the extent Permitted Leakage, the payments to Euromin Holdings (Cyprus) Limited under the loan notes referred to therein);

(m)                       any act or matter undertaken in relation to (i) the projects referred to in Part A of schedule 10, or (ii) renewals of the commercial contracts set out in Part B of schedule 10;

(n)                           any act or matter undertaken in relation to the refinancing of the Existing Finance Arrangements if the terms of such refinanced debt are not materially less favourable overall to the Group compared to the terms of the Existing Finance Arrangements at the date of this agreement; or

(o)                           any dividend or distributions by VTTI MLP under the VTTI MLP Partnership Agreement, other than special or extraordinary dividends or distributions.

4.3                                   Pending Completion the Seller shall, to the extent permitted by applicable law and regulation, upon written request from the Buyer to the Seller, exercise all its rights (including its votes as shareholder in or as directors of the Company) to procure (so far as it is reasonably able) that the Buyer and its Advisers are provided (i) reasonable access to the material properties and the Senior Employees at reasonable times during normal business hours on a Business Day, provided that it does not cause any material disruption to the business of the Target Group Company, and (ii) all such information in relation to the Target Group as the Buyer or any such person acting on the Buyer’s behalf may reasonably request (including any tax rulings relating to VTTI).

4.4                                   The Seller shall, to the extent permitted by applicable law and (in the case of Joint Venture Companies) the terms of any contracts in relation to Joint Venture Companies (including any shareholders’ agreements and constitutional documents):

(a)                           procure that the Target Group Companies listed in schedule 11 are classified and treated as a disregarded entity for U.S. federal income tax purposes with effect no later than Completion; and

(b)                           exercise all its rights (including its votes as shareholder in or as directors of the Company) to procure (so far as it is reasonably able) that at the Buyer’s cost (including by way of payment within fifteen (15) Business Days of the Seller or Target Group providing an invoice(s) to costs incurred under this clause 4.4(b) in relation to such costs), the Target Group uses commercially reasonable endeavours to procure that with effect no later than Completion:

(i)                               the Target Group Companies listed in schedule 12 are converted into an eligible entity that may be classified and treated as a disregarded entity for U.S. federal income tax purposes, and to be so classified and treated; and

(ii)                            the Target Group Companies listed in schedule 13 to be classified and treated as a partnership for U.S. federal income tax purposes,

PROVIDED THAT:

(i)                               neither the Seller nor the Target Group Companies shall be required to (1) incur any unreimbursed costs, liability or obligations in relation to any third party or Governmental Authority in connection with the actions required or contemplated by this clause 4.4 (and, if the Buyer requests and the Seller agrees in its absolute discretion, to take any action not required by this clause 4.4, the Buyer agrees to indemnify and hold harmless the Seller’s Group and the relevant Target Group Companies in respect of any costs, liabilities or obligations in connection with such requested action);

(ii)                            if a counterparty to a contract in relation to a Joint Venture Companies does not provide any required consent in connection with the actions required or contemplated by clause 4.4(b), neither the Seller nor the Target Group Companies shall be required to take any further unreimbursed actions in relation to such counterparty in satisfaction of the Target Group’s commercially reasonable endeavours obligation under clause 4.4(b);

(iii)                         the Buyer shall be permitted to review (or, if the Seller agrees, prepare) the applicable U.S. tax forms electing the classification and treatment described in clause 4.4 and to provide advice on the proposed applicable effective dates of each such election;

(iv)                        to the extent that any of the actions in relation to the Target Group Companies listed in schedule 12 or schedule 13 do not occur prior to Completion, this clause 4.4 shall cease to apply after Completion; and

(v)                           for the avoidance of doubt, the parties agree that the following entities shall remain corporations for U.S. federal income tax purposes: (1) VTTI MLP, (2) Euro Tank Terminal B.V., (3) VTTI Americas B.V., (4) VTTI Fujairah Terminals Ltd, and (5) Seaport Canaveral Corporation.

5.                                          COMPLETION

5.1                                   Completion shall take place at the offices of the Notary (or such other venue as the Seller shall notify to the Buyer in writing) in Amsterdam at 10 a.m. on the later of (i) the fifth Business Day following the day on which all of the Conditions have been satisfied or waived, and (ii) the earliest practicable date in the week of 2 January 2017 (but not later than 5 January 2017), or at such other venue and/or date as the Buyer and the Seller shall agree in writing.

5.2                                   No later than two Business Days before Completion, the Seller and the Buyer shall jointly confirm the amount of the Consideration to the Notary in writing (the “Notary Confirmation”).

5.3                                   Not later than the Business Day before Completion:

(a)                           the Notary shall send the Notary Letter to the Seller and the Buyer, and the Buyer and the Seller shall sign such Notary Letter for acceptance; and

(b)                           following the execution of the Notary Letter in accordance with clause 5.3(a), the Buyer shall pay the Consideration to the Notary’s Account (to be received in the Notary’s Account by no later than 10 a.m. on, and for value at, the date of Completion), which amount shall be held by the Notary for and on behalf of the Buyer until the Notarial Deed of Transfer has been executed, after which the Notary shall hold such amount for and on behalf of the Seller and shall pay such amount in accordance with the Notary Letter.

5.4                                   At Completion, after confirmation by the Notary that the Consideration has been received in the Notary Account, the Seller and the Buyer shall perform their respective obligations set out in schedule 4.

5.5                                   If any foregoing provisions of clauses 5.2 to 5.4 are not fully complied with by the Buyer or the Seller, then:

(a)                           the Buyer, in the case of non-compliance by the Seller, or

(b)                           the Seller, in the case of non-compliance by the Buyer,

shall be entitled (in addition to and without prejudice to all other rights or remedies available to it, including the right to claim damages) by written notice to the other, served on such date:

(i)                               in the case of material non-compliance with clauses 5.2 to 5.4, to elect not to proceed with the transactions set out in this agreement and to terminate this agreement whereupon the provisions of clause 3.10 shall apply;

(ii)                            to effect Completion so far as practicable having regard to the defaults which have occurred; or

(iii)                         to fix a new date for Completion not being later than seven Business Days after the relevant date originally fixed for Completion in which case the foregoing provisions of this clause 5 shall apply to Completion as so deferred.

5.6                                   If Completion is postponed to another date in accordance with clause 5.5(iii), the provisions of this agreement shall apply as if that other date is the Completion Date, provided that, where the postponement is due solely to a default of the Buyer, the Buyer shall pay to the Seller interest on the unpaid Consideration at the Default Rate in respect of the period from the intended date of Completion to the actual date of Completion.

6.                                          LEAKAGE

6.1                                   In the event of any Leakage between the Locked Box Date and Completion (and subject to written notification to the Seller of the obligation to make such payment within the later of (i) six months after the Completion Date, and (ii) one month after delivery to the Buyer of the audited consolidated financial statements of VTTI for the financial year ended on 31 December 2016) then the Seller shall, subject to clause 6.3 and paragraph 4.2 of schedule 6, on demand by the Buyer pay to the Buyer an amount in cash equal to fifty per cent of such Leakage within five Business Days of receipt of a written demand from the Buyer.

6.2                                   To the extent that payment in full in respect of an item of Permitted Leakage has not been made at Completion, the Buyer and Seller undertake to procure that the relevant Target Group Company settles any such payment as soon as it becomes due and payable.

6.3                                   The Seller shall not be liable to make any payment to the Buyer in respect of Leakage Claims unless the aggregate amount payable in relation to all Leakage Claims exceeds US$75,000, in which case the Buyer shall be entitled to recover the entire amount and not just the excess.

7.                                          SELLER’S WARRANTIES

7.1                                   Subject to clauses 7.3, 7.4 and 8, the Seller warrants to the Buyer as at the date of this agreement in the terms of the Warranties.

7.2                                   The Fundamental Warranties and ABC Warranties shall be deemed to have been repeated immediately prior to Completion by reference to the facts and circumstances then subsisting.

7.3                                   To the extent any Warranty relates to any Joint Venture Company (excluding any Joint Venture Companies in which the Target Group owns in excess of 59% of the issued share capital of the relevant Joint Venture Company), such Warranty shall be deemed to be given only “so far as the Seller is aware” and the Seller shall have no liability to the Buyer under such Warranty (to the extent it relates to such Joint Venture Company) in respect of any fact, matter or circumstance of which it is was not aware at the date of this agreement.

7.4                                   Each of the Warranties shall be construed as a separate Warranty and (save as expressly provided to the contrary) shall not be limited by the terms of any other Warranties provided that the only Warranties given in respect of:

(a)                           Tax are those Warranties contained in paragraphs 2.3, 4 and 6 of schedule 5 and all of the other Warranties shall be deemed not to apply to, or be given in relation to, Tax matters;

(b)                           matters in any way relating to employees, retiree welfare arrangements and pensions and related benefit matters are those Warranties contained in paragraphs 4, 5(a), 8, 9 or 13 of schedule 5 and all of the other Warranties shall be deemed not to apply to, or be given in relation to, such matters;

(c)                            the Real Property are those Warranties contained in paragraphs 4, 5(a), 8, 9 or 14 of schedule 5 and all of the other Warranties shall be deemed not to apply to, or be given in relation to, the Real Property or property-related matters; and

(d)                           matters relating to the environment, Environmental Laws and Environmental Permits are those Warranties contained in paragraphs 2 (to the extent that there is any Encumbrance in favour of a Governmental Authority due to breach of Environmental Laws), 4, 5(a), 8, 9 or 15, of schedule 5 and all of the other Warranties shall be deemed not to apply to, or be given in relation to, matters relating to the environment, Environmental Laws and Environmental Permits.

8.                                      SELLER’S LIMITATIONS OF LIABILITY

The Seller’s liability under or in connection with any Relevant Claim shall be limited or excluded, as the case may be, as set out in schedule 6.

9.                                          BUYER’S WARRANTIES AND UNDERTAKINGS

9.1                                   The Buyer warrants to the Seller (save in relation to sub-paragraph (g) below) as at the date of this agreement and as at Completion that:

(a)                           it has the requisite power and authority to enter into and perform each Transaction Document to which it is a party;

(b)                           each Transaction Document to which it is a party constitutes or will, when executed, constitute a legally valid and binding obligation on the Buyer;

(c)                            the obligations of the Buyer in this agreement and the completion of the transactions contemplated hereby are enforceable in accordance with their terms;

(d)                           compliance with the terms of each Transaction Document to which the Buyer is a party does not and will not conflict with, or constitute a default or breach under, any provision of:

(i)                           the Amended and Restated Certificate of Limited Partnership of Buckeye Partners, L.P., dated as of February 4, 1998, or the Amended and Restated Agreement of Limited Partnership of Buckeye Partners, L.P., dated as of November 19, 2010, in each case as amended or modified prior to the date hereof;

(ii)                        any order, judgment, award, injunction, decree, ordinance or regulation or any other restriction of any kind or character by which it is bound or submits; or

(iii)                     any agreement, instrument or contract to which the Buyer is a party or by which it is bound;

(e)                            except for the consents referred to in clause 3.1, the execution and delivery of, and the performance by the Buyer of its obligations under, any Transaction Document and as contemplated therein will not require the Buyer to obtain any consent or approval of, or give any notice to or make any registration with, any Governmental Authority which has not been obtained or made at the date hereof both on an unconditional basis and on a basis which cannot be revoked (save pursuant to any legal or regulatory entitlement to revoke the same other than by reason of any misrepresentation or misstatement);

(f)                             it is not aware of any fact, matter or circumstance that (i) will or may prevent the Conditions from being satisfied before the Conditions Long Stop Date; or (ii) would, or would reasonably likely, constitute a breach of the Warranties that are given as at the date of this agreement;

(g)                            at Completion the Buyer will have immediately available on an unconditional basis the necessary cash resources to meet its obligations (when they arise) under this agreement; and

(h)                           it is an “accredited investor” as defined in Rule 501(a) of Regulation D under the US Securities Act of 1933 (as amended).

9.2                                   The Buyer (in its own right and on behalf of each other member of the Buyer’s Group) undertakes to the Seller (in its own right and on behalf of each other member of the Seller’s Group) that (in the absence of fraud, dishonesty or wilful concealment) the Buyer has no rights or remedies against (and may not make any claim against) any member of the Seller’s Group or the Target Group or any of their respective Representatives or Advisers (except to the extent such Adviser has entered into a reliance letter with the Buyer) on whom it may have relied before agreeing to any term of, or entering into, this agreement or any other Transaction Document other than as expressly set out in this agreement.

9.3                                   The Buyer acknowledges and agrees that no member of the Seller’s Group or the Target Group nor any of their respective Representatives or Advisers gives any warranty, representation or undertaking as to the truth, accuracy or completeness of any information and/or documentation (including: (i) the contents of the Data Room; (ii) the Disclosed Information; and/or (iii) any forecasts, estimates, projections, statements of intent or statements of opinion) provided to or held or used by the Buyer, any other member of the Buyer’s Group or any of their respective Representatives or Advisers (howsoever provided, held or used).

9.4                                   Nothing in this agreement shall limit or exclude the liability of the Buyer or the Seller to the extent that such arises as a result of its (or its Related Persons) own fraud.

10.                                   CONFIDENTIAL INFORMATION

10.1                            Subject to clauses 10.2 and 10.3:

(a)                           the Buyer undertakes (in its own right and on behalf of each other member of the Buyer’s Group) to the Seller (in its own right and acting on behalf of each member of the Seller’s Group); and

(b)                           the Seller undertakes (in its own right and on behalf of each other member of the Seller’s Group) to the Buyer (in its own right and acting on behalf of each member of the Buyer’s Group), in each case, to treat as strictly confidential and not disclose to any other person any information received or obtained as a result of or in connection with entering into or performing this agreement (including any Information (as such term is defined in the Confidentiality Agreement)) or which relates to the existence of this agreement or any other Transaction Document, the Consideration or any other provisions of this agreement or any other Transaction Document, the negotiations and subject matter of this agreement or any other Transaction Document or the other party (including written information and information transferred or obtained orally, visually, electronically or by any other means) (“Confidential Information”).

10.2                            In the event of the termination of this agreement pursuant to the circumstances referred to in clause 3.9 or 5.5, each party shall, and shall ensure that each of its Related Persons shall, within seven days of such termination (save as otherwise required to comply with any law or the requirements of any Governmental Authority or as is reasonably necessary to protect the legal rights of the parties or comply with any bona fide internal compliance policies):

(a)                           return, or cause to be returned, all written data or information referred to in clause 10.1 provided to it by the other party and all copies thereof without keeping any copies thereof;

(b)                           destroy, or cause to be destroyed, all analyses, compilations, notes, studies, memoranda or other documents prepared by it to the extent that the same contain, reflect or derive from data or information referred to in clause 10.1; and

(c)                           so far as it is practicable to do so (but, in any event without prejudice to the obligations of confidentiality contained herein), expunge, or cause to be expunged, any data or information referred to in clause 10.1 relating to the other party or any of its Related Persons from any computer, word processor or other device, save such information as is reasonably necessary to protect the legal rights of the parties.

For the avoidance of doubt the obligations set out in this clause 10.1 shall not apply to any data or information that was lawfully in the possession of the relevant party or in the possession of any of its Related Persons or its or their respective Representatives and Advisers (in either case as evidenced by written records).

10.3                            Each party may disclose information which would otherwise be subject to clause 10.1 if and to the extent:

(a)                           it is required by applicable law or enactment to which such party (or any of its Related Persons or its or their Representatives and Advisers who have a need to know such information) is subject or submits;

(b)                           it is required for the purpose of any Proceedings (including any judicial or arbitral proceedings);

(c)                            it is necessary to enable the Buyer (or any member of the Buyer’s Group) or the Seller (or any member of the Seller’s Group) to satisfy the Conditions;

(d)                           it is necessary to enable the Buyer (or any member of the Buyer’s Group) or the Seller (or any member of the Seller’s Group) to implement or enforce its rights under this agreement or any other Transaction Document;

(e)                            it is an announcement made in accordance with the provisions of clause 11;

(f)                             it is required by any securities exchange or Governmental Authority to which any party (or any of its Related Persons) is subject or submits, wherever situated, whether or not the requirement for information has the force of law;

(g)                            it is disclosed on a strictly confidential basis to a Related Person, Representative or Adviser or a Representative or Adviser of any Related Person, in each case who has a need to know such information;

(h)                           it is disclosed on a confidential basis to:

(i)                               (x) any member of the Seller’s Group or their respective Representatives or Advisers, or (y) VIP’s direct shareholders; or

(ii)                            the underwriters in connection with an initial public offering of, or listing of any securities issued by, any member of the Seller’s Group or Buyer’s Group (excluding in connection with the funding of a portion of the Consideration);

(i)                               it was lawfully in its possession or in the possession of any of its (or any of its Related Persons or its or their Representatives and Advisers) (in either case as evidenced by written records) free of any restriction as to its use or disclosure prior to it being so disclosed;

(j)                              the information has come into the public domain through no fault of that party (or any of its Related Persons or its or their Representatives and Advisers);

(k)                           the information is disclosed by the Buyer or its Representatives to prospective sources of financing notified in writing to the Seller in connection with marketing efforts associated with funding a portion of the Consideration;

(l)                              that the Buyer (in relation to disclosure by the Seller) or the Seller (in relation to disclosure by the Buyer) has given prior written consent to the disclosure; or

(m)                      communications are made to the employees of the Target Group that are approved by the Chief Executive Officer of the Target Group,

PROVIDED THAT:

(i)                               to the extent any information is to be disclosed in reliance on clauses 10.3(a) or 10.3(f), the party intending to disclose the Confidential Information shall (as far as reasonably practicable) consult with the other party prior to such disclosure and take into account the reasonable comments or requests of such other party;

(ii)                            to the extent that a party discloses Confidential Information to any person in reliance on clauses 10.3(g) and 10.3(h), the party shall prior to disclosure (1) inform such person of the confidential nature of the Confidential Information, and (2) save for persons that are members of the Buyer’s Group or Seller’s Group (as applicable), obtain substantially equivalent restrictions to those under this clause 10 and be responsible for any breach of the terms of this clause 10 by such person as if the party itself had committed such breach; and

(iii)                         notwithstanding the above or any other provision of clause 10.3, in connection with the Buyer’s funding of a portion of the Consideration, any public announcement or filing by a member of the Buyer’s Group shall:

(A)                        be provided to the Seller in advance of such public announcement or filing and the Seller shall be provided with a reasonable opportunity to comment on such public announcement or filing;

(B)                        the Buyer shall take into account any reasonable comments of the Seller on the proposed public announcement or filing; and

(C)                        require the approval of the Seller (such approval not to be unreasonably withheld or delayed).

10.4                            Each of the parties hereby agrees that it shall, and shall procure that its Related Persons and its and their Representatives shall, not use Confidential Information for any purpose other than in connection with:

(a)                           the proper performance of its obligations and exercise of its rights under this agreement or any other Transaction Document;

(b)                           the business of the Target Group; or

(c)                            a disclosure permitted under clause 10.3.

10.5                            The restrictions contained in this clause 10 shall continue to apply for a period of five (5) years after termination of this agreement.

10.6                            Without prejudice to any other rights or remedies that the parties may have, the parties acknowledge and agree that damages alone would not be an adequate remedy for any breach by them of this clause 10 and that the remedies of injunction and specific performance as well as any other equitable relief for any threatened or actual breach of this clause 10 by any party would be more appropriate remedies.

10.7                            The parties agree and acknowledge that the Confidentiality Agreement shall terminate with effect from the date of this agreement whereupon neither party shall have any liability to the other thereunder save in respect of any antecedent breach.

11.                               ANNOUNCEMENTS

11.1                            The parties agree to the release of the Agreed Form Announcement promptly following the execution of this agreement.

11.2                            Save for the Agreed Form Announcement, no party shall make any announcement with respect to the making of this agreement or its terms or the existence or the terms of any other agreement referred to in this agreement (except those matters set out in the Agreed Form Announcement) without the prior consent of, in the case of announcement by the Seller, the Buyer or, in the case of announcement by the Buyer, the Seller unless the announcement is required by law or the rules and requirements of any Governmental Authority (excluding any announcement in connection with the Buyer’s funding of a portion of the Consideration) and announcement shall then only be made by that party:

(a)                           after it has taken all such steps as may be reasonable in the circumstances to agree the contents of such announcement with the other party before making such announcement and provided that any such announcement shall be made only after notice to the other party; and

(b)                           to the person or persons and in the manner required by law or such Governmental Authority or as otherwise agreed between the parties.

11.3                            The restrictions contained in clause 11.2 shall apply without limit of time.  Communications with direct or indirect investors in the Seller or its Related Persons shall not constitute announcements for the purpose of this clause 11 but shall be subject to the confidentiality provisions contained in clause 10.

12.                                   ASSIGNMENT

12.1                            No party shall be entitled to assign, transfer or create any trust in respect of the benefit or burden of any provision of this agreement without the prior written consent of the other party; provided, however, that the Buyer shall be entitled to assign or transfer its benefits (but not its obligations) under this agreement to any of its wholly-owned (direct or indirect) subsidiaries without the prior written consent of the Seller (and, if such company is to cease to remain a member of the Buyer’s Group, the Buyer and the relevant assignee shall procure an assignment or transfer of the relevant rights under this agreement back to the Buyer prior to the company ceasing to be a member of the Buyer’s Group).

12.2                            If there is an assignment or transfer of the Buyer’s rights under clause 12.1:

(a)                           the Seller may discharge its obligations under this agreement to the Buyer until it receives notice of the assignment;

(b)                           the assignee may enforce this agreement as if it were named in this agreement as the Buyer, but the Buyer shall remain liable for any obligations under this agreement;

(c)                            the Seller’s liability to any assignee in respect of those rights assigned shall not be greater than if no assignment had taken place; and

(d)                           the Buyer shall procure that, so long as the B Shareholder (as defined in the Shareholders’ Agreement) is an Affiliate of the Buyer, such B Shareholder(s) (as defined in the Shareholders’ Agreement) shall comply with the terms of the Shareholders’ Agreement.

13.                                   COSTS

13.1                            Except for any Permitted Leakage and unless expressly otherwise provided in this agreement, each of the parties shall bear its own legal, accountancy and other costs, charges and expenses connected with the sale and purchase of the Shares.

13.2                            All stamp duty and other document or transfer Tax of any nature payable on or in respect of the transfer of the Shares shall be borne solely by the Buyer.  If reasonably requested by the Buyer, the parties shall reasonably cooperate as may be necessary to mitigate, reduce or eliminate any such stamp duty and other document or transfer Tax that could be imposed with respect to the transfer of the Shares.

13.3                            The Buyer acknowledges and agrees that it shall be responsible for the Target Group’s costs between the date of this agreement and Completion of preparing to be in a position to make available certain U.S. GAAP financial and accounting information to the Buyer (or one of its Affiliates) with effect from Completion (including by way of payment within fifteen (15) Business Days of the Seller or Target Group providing an invoice(s) in relation to such costs).

14.                                   EFFECT OF COMPLETION AND FAS APPROVAL

14.1                            The terms of this agreement (insofar as not performed at Completion and subject as specifically otherwise provided in this agreement) shall continue in force after and notwithstanding Completion.

14.2                            Until the FAS Approval is obtained, the parties acknowledge and agree that notwithstanding any other provision of this agreement:

(a)                           the Seller shall retain 100% of the ultimate control of Baltiyskaya Nefteperevalochnaya Kompaniya ZAO; and

(b)                           the Buyer shall have no control rights (whether pursuant to this agreement, the Shareholders’ Agreement or otherwise) in relation to Baltiyskaya Nefteperevalochnaya Kompaniya ZAO.

15.                                   POST-COMPLETION UNDERTAKINGS

The Buyer and Seller acknowledge that each of them and their Related Persons may need access from time to time after Completion to certain accounting, Tax and other records and information held by the members of the Target Group for the purpose of:

(a)                           filing its Tax returns or dealing with the relevant Taxation Authority in respect of such returns;

(b)                           complying with applicable laws or regulations; or

(c)                            assessing compliance with applicable laws or regulations,

and, accordingly, each of the Buyer and Seller agrees that it shall, upon being given reasonable notice by the other party, exercise its rights (including voting rights) as a shareholder of the Company and direct its nominees to exercise their votes as members of the boards of any Target Group Company so as to seek to procure that the Target Group shall:

(i)                               properly retain and maintain such records until the earlier of the date that is seven years after Completion and such time as the Buyer and Seller agree that such retention and maintenance is no longer necessary; and

(ii)                            allow the Buyer and Seller, and their Advisers and Representatives (at the expense of the party seeking to perform any of the actions listed below) to:

(A)                        inspect, review and make copies of such records and information for and only to the extent necessary for that purpose; and

(B)                        be given reasonable access to any employee, officer, adviser or premises of any of the Target Group Companies (and within five Business Days of a request for such reasonable access) during normal working hours.

16.                                   FURTHER ASSURANCES

Each of the parties shall from time to time upon request from any other party use its commercially reasonable efforts to do or procure the doing of all acts and/or execute or procure, insofar as each is reasonably able, the execution of all such documents and in a form reasonably satisfactory to the party concerned for the purpose of transferring to the Buyer the Shares and otherwise giving the other parties the full benefit of this agreement.

17.                                   ENTIRE AGREEMENT

17.1                            Each party on behalf of itself and as agent for each of its Related Persons acknowledges and agrees with the other party (each such party acting on behalf of itself and as agent for each of its Related Persons) that:

(a)                           this agreement together with the other Transaction Documents constitute the entire and only agreement between the parties and their respective Related Persons relating to the subject matter of the Transaction Documents;

(b)                           neither it nor any of its Related Persons has been induced to enter into any Transaction Document in reliance upon, nor have they been given, any warranty, representation, statement, assurance, covenant, agreement, undertaking, indemnity or commitment of any nature whatsoever other than as are expressly set out in this agreement and, to the extent that any of them has been, it (acting on behalf of itself and as agent on behalf of each of its Related Persons) unconditionally and irrevocably waives any claims, rights or remedies which any of them might otherwise have had in relation thereto; and

(c)                            subject to clauses 3.10, 10.6 and 25, the only remedies available to it in respect of the Transaction Documents (and, where appropriate, to its Related Persons) are damages for breach of contract and, for the avoidance of doubt, neither it (nor its Related Persons, where appropriate) has any right to rescind or terminate any Transaction Documents either for breach of contract or for negligent or innocent misrepresentation or otherwise, provided that the provisions of this clause 17 shall not exclude any liability which any of the parties or, where appropriate, their Related Persons would otherwise have to any other party or, where appropriate, to any other party’s Related Persons or any right which any of them may have to rescind this agreement in respect of any statements made fraudulently by any of them prior to the execution of this agreement or any rights which any of them may have in respect of fraudulent concealment by any of them.

17.2                            The Buyer agrees and acknowledges, after due and careful consideration, that:

(a)                           it is not entering into this agreement in consequence of or in reliance on any unlawful communication (as defined in section 30(1) of the Financial Services and Markets Act 2000) made by the other party or the other party’s professional advisers;

(b)                          (i) the Shares have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”), and may not be offered, sold or otherwise transferred within the United States unless pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act; and (ii) no offer or sale of the Shares will be made to the public in the United States;

(c)                           except as expressly provided in this agreement, it is entering into this agreement solely in reliance on its own commercial assessment and investigation and advice from its own professional advisers; and

(d)                           the Seller is entering into this agreement in reliance on the acknowledgements given in this clause 17.2.

18.                                   VARIATIONS

This agreement may be varied only by a document signed by or on behalf of each of the Seller and the Buyer.

19.                                   WAIVER

19.1                            A waiver of any term, provision or condition of, or consent granted under, this agreement shall be effective only if given in writing and signed by the waiving or consenting party and then only in the instance and for the purpose for which it is given.

19.2                            No failure or delay on the part of any party in exercising any right, power or privilege under this agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

19.3                            No breach of any provision of this agreement shall be waived or discharged except with the express written consent of the Seller and the Buyer.

20.                                   INVALIDITY

If any provision of this agreement is or becomes invalid, illegal or unenforceable in any respect under the law of any jurisdiction:

(a)                           the validity, legality and enforceability under the law of that jurisdiction of any other provision; and

(b)                           the validity, legality and enforceability under the law of any other jurisdiction of that or any other provision,

shall not be affected or impaired in any way.

21.                                   NOTICES

21.1                            Any notice, demand or other communication given or made under or in connection with the matters contemplated by this agreement shall be in writing in the English language and shall be delivered by hand or by courier or sent by prepaid first class post (air mail if posted to or from a place outside the United Kingdom) or electronic mail:

In the case of the Seller:

VIP TERMINALS FINANCE B.V.,

c/o Vitol
K.P. van der Mandelelaan 130
(3062 MB) Rotterdam
Netherlands
Email: GRS@vitol.com
Attention: Guy Skern

With a copy (which shall be essential for valid notice) to:

Magdalena Bujnowska
Vitol Group
Belgrave House
76 Buckingham Palace Road
London SW1W 9TQ
United Kingdom
Email: mcb@vitol.com

With a copy (which shall be essential for valid notice) to:

Vinson & Elkins RLLP
20 Fenchurch Street
24th Floor
London EC3M 3BY
United Kingdom
Email: slascelles@velaw.com; srootsey@velaw.com
Attention: Shaun Lascelles and Simon Rootsey

In the case of the Buyer:

Buckeye Partners, L.P.
One Greenway Plaza, Suite 600
Houston, Texas 77046
Email: cpine@buckeye.com
Attention: Chris S. Pine

With a copy (which shall be essential for valid notice) to:

Buckeye Partners, L.P.
Five TEK Park
9999 Hamilton Boulevard
Breinigsville, Pennsylvania 18031
Email: trusso@buckeye.com
Attention: Todd J. Russo

With a copy (which shall be essential for valid notice) to:

Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, Texas 77002
Email:	ryan.maierson@lw.com
debbie.yee@lw.com
Attention:	Ryan J. Maierson
Debbie P. Yee

and shall be deemed to have been duly given or made as follows:

(a)                           if delivered by hand or by courier, upon delivery at the address of the relevant party;

(b)                           if sent by first class post, two Business Days after the date of posting;

(c)                           if sent by air mail, five Business Days after the date of posting; and

(d)                          if sent by electronic mail when actually received by the intended recipient in readable form;

provided that if, in accordance with the above provisions, any such notice, demand or other communication would otherwise be deemed to be given or made after 5.00 p.m. such notice, demand or other communication shall be deemed to be given or made at 9.00 a.m. on the next Business Day.

21.2                            A party may notify the other party to this agreement of a change to its name, relevant addressee, address or email address for the purposes of clause 21.1 provided that such notification shall only be effective:

(a)                           on the date specified in the notification as the date on which the change is to take place; or

(b)                           if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date falling five Business Days after notice of any such change has been given.

22.                                   COUNTERPARTS

This agreement may be executed in any number of counterparts which together shall constitute one agreement.  Any party may enter into this agreement by executing a counterpart and this agreement shall not take effect until it has been executed by all parties.

23.                                   GOVERNING LAW, JURISDICTION AND AGENT FOR SERVICE

23.1                            This agreement and any dispute, controversy, proceedings or claim of whatever nature arising out of or in any way relating to this agreement or its formation (including any non-contractual disputes or claims) shall be governed by and construed in accordance with English law.

23.2                            Each of the parties irrevocably agrees that the courts of England shall have exclusive jurisdiction to hear and decide any Proceedings and, for these purposes, each party irrevocably submits to the jurisdiction of the courts of England.

23.3                            Without prejudice to any other permitted mode of service the parties agree that service of any claim form, notice or other document (“Documents”) for the purpose of any Proceedings begun in England shall be duly served upon it if delivered by hand or by courier or sent by recorded or special delivery post (or any substantially similar form of mail), in the case of:

(a)                           the Seller to Vitol Services Limited, Belgrave House, 76 Buckingham Palace Road, London SW1W 9TQ, United Kingdom (marked for the attention of Magdalena Bujnowska); and

(b)                           the Buyer to Latham & Watkins (London) LLP, 99 Bishopsgate London EC2M 3XF United Kingdom (marked for the attention of Simon Tysoe),

or such other person and address in England or Wales as any party shall notify the other parties in writing from time to time.

24.                                   THIRD PARTY RIGHTS

24.1                            Save for (i) clauses 4.4(b), 10 and 13.3 that shall be enforceable by the Target Group, (ii) clause 12.2(d) that shall be enforceable by the parties to the Shareholders’ Agreement, and (iii) any other provision expressed to be for the benefit of a person that is not a party to this agreement, no person (other than the parties to this agreement) who is given any rights or benefits under this agreement (a “Third Party”) shall be entitled to enforce those rights or benefits against the parties in accordance with the Contracts (Rights of Third Parties) Act 1999.

24.2                            The parties may amend, vary or terminate this agreement in such a way as may affect any rights or benefits of any Third Party which are directly enforceable against the parties under the Contracts (Rights of Third Parties) Act 1999 without the consent of such Third Party.

24.3                            Any Third Party entitled pursuant to the Contracts (Rights of Third Parties) Act 1999 to enforce any rights or benefits conferred on it by this agreement may not veto any amendment, variation or termination of this agreement which is proposed by the parties and which may affect the rights or benefits of the Third Party.

25.                                   SPECIFIC PERFORMANCE

25.1                            Each of the parties acknowledge and agree that damages may not be an adequate remedy for any breach by the Seller or the Buyer of the obligations set out in clauses 5.2 to 5.4 (inclusive) and schedule 4, respectively (such party’s “Completion Obligations”), and that either party shall be entitled to seek, to the extent permitted by law, the remedies of injunction, specific performance and other equitable relief (other than rescission) for any threatened or actual breach of the other party’s Completion Obligations and that no proof of special damages shall be necessary for the enforcement by either party of its rights under this clause 25.1.  Nothing in this clause 25.1 shall be construed, however, as a waiver of any other rights either party may have.

25.2                            Each of the parties acknowledge and agree that:

(a)                           irreparable harm would occur in the event that the Seller or the Buyer breached its Completion Obligations and that money damages or other legal remedies, even if available, would not be an adequate remedy for any such harm.  Accordingly, the parties agree that in the event of any breach or threatened breach of either party’s Completion Obligations, the other party shall be entitled to:

(i)                               an injunction or injunctions to prevent or restrain breaches or threatened breaches of the Completion Obligations; and

(ii)                            specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the Completion Obligations, upon a breach or threatened breach of the Completion Obligations without (1) proof of special damages, or (2) any requirement to provide any bond or other security in connection with such order or injunction; and

(b)                           neither party shall raise any objections to the enforceability of this clause 25.2 or any injunction or order of specific performance entered by the courts of England and agree that any such order can be enforced by any court of competent jurisdiction (including the Delaware Court of Chancery in the United States of America).

25.3                            The Buyer irrevocably submits to the non-exclusive jurisdiction of the Delaware Court of Chancery in the United States of America for the purposes of any suit, action or other proceeding to enforce an injunction or order of specific performance entered by the courts of England.

IN WITNESS  whereof this agreement has been executed on the date first above written.

Signed by Javed Ahmed	)	/s/ Javed Ahmed
Under Power of attorney for and on behalf of VIP TERMINALS FINANCE B.V.	)
in the presence of:	)	/s/ Magdalena Bujnowska

Signed by Khalid A. Muslih, Senior Vice President	)	/s/ Khalid A. Muslih
for and on behalf of Buckeye GP LLC, in its capacity as sole general partner of BUCKEYE PARTNERS, L.P.	)
in the presence of:	)	/s/ Todd J. Russo, Esq.